NO ACT

PE 5-16-12



DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


12027396

June 26, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 6/26/12

Edward Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

Re: Dell, Inc.
Incoming letter dated May 16, 2012

Dear Mr. Durkin:

This is in response to your letter dated May 16, 2012 concerning the shareholder proposal that the United Brotherhood of Carpenters Pension Fund submitted to Dell. We also have received a letter from Dell dated May 22, 2012. On May 3, 2012, we issued our response expressing our informal view that Dell could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

Enclosure

cc: Richard J. Parrino
Hogan Lovells US LLP
richard.parrino@hoganlovells.com


Hogan
Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, D.C. 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

May 22, 2012

BY ELECTRONIC MAIL
(shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dell Inc. – Response to Request for Reconsideration and Commission Review of No-Action Letter Related to the Shareholder Proposal Submitted by United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

By letter dated May 3, 2012 (the "staff no-action letter"), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") indicated that it would not recommend enforcement action to the Commission if Dell Inc. (the "Company") omitted a shareholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") from the Company's 2012 proxy materials in reliance on Rule 14a-8(i)(7).

On behalf of the Company, we are submitting this letter in response to the Proponent's request, by letter dated May 16, 2012, that the staff reconsider its no-action position and, if it should confirm that position, bring the no-action position to the full Commission for review. Reconsideration of the no-action position by the staff and review of that position by the Commission are unwarranted for three reasons.

First, the Proponent's request does not present any new arguments in support of the Proposal, but merely recycles arguments the Proponent made in response to the Company's initial no-action request of March 2, 2012 (the "Company no-action request") and that the staff already considered in properly concluding that the Proposal is excludable from the Company's proxy materials.

Second, the Proponent's request does not satisfy the high standard under which requests for full Commission review of no-action letters are evaluated.

Third, the Proponent waited nearly two weeks after issuance of the staff no-action letter to submit its request for reconsideration and review. To meet the Company's schedule for its 2012 Annual Meeting of Stockholders, as the Company previously advised the staff, the Company plans to file and print its proxy materials no later than May 24, 2012. In finalizing its proxy materials, the Company intends to rely on the staff no-action letter. The Company should not be unreasonably burdened in meeting its schedule because the Proponent delayed in submitting its request for reconsideration and review.

If the Commission does decide to review the no-action position, then for the reasons set forth in this letter and in the Company no-action request, it should affirm the staff's decision to grant no-action relief under Rule 14a-8(i)(7).

THE PROPONENT REPEATS PRIOR ARGUMENTS WHICH ARE NOT PERSUASIVE

Rather than offering new arguments to explain why the staff's no-action position should be reconsidered and reviewed, the Proponent's request largely repeats arguments made in the Proponent's letter of March 23, 2012 to the staff which the staff has already considered and determined are not persuasive. The Proposal represents another effort by the Proponent to influence the selection and management of the Company's auditor, which, as described in the Company no-action request, the Proponent has attempted to undertake on numerous occasions in recent years with other public companies through the submission of proposals for the implementation of audit firm rotation policies.

Although we believe it is unnecessary to address each of the arguments revived by the Proponent, we wish to highlight three matters that we believe fully support the appropriate determination in the staff no-action letter. First, the Proponent again relies primarily on an argument that, because the Proposal relates in part to "auditor independence," the staff has mischaracterized the Proposal in concluding that it relates to "the selection of independent auditors or, more generally, management of the independent auditor's engagement" which "are generally excludable under rule 14a-8(i)(7)." The Proposal, however, clearly *does* relate to such excludable matters. The Proposal requests that the Company submit an annual "Audit Firm Independence Report" to shareholders which, among other matters, would be required to include information about the Company's policies or practices of periodically considering audit firm rotation, seeking competitive bids from other public accounting firms for the audit engagement, and assessing the risks that may be posed to the Company by the long-tenured relationship of the audit firm with the Company. In seeking the delivery of this and other requested information, the Proposal seeks to influence the Company's selection of its outside auditor and therefore is excludable under the established principles described in the Company no-action request. The Proponent fails to explain what purpose would be served in providing the requested information to shareholders if such information were not used to influence the selection of the outside auditor or the management of the auditor relationship.

Second, the Proponent contends that the purported need of shareholders for the type of information requested in the proposed report is "particularly acute when....shareholders are asked to ratify the retention of the external audit firm...." As in its March 23, 2012 letter, however, the Proponent does not clarify why such information is necessary for this purpose or how the Company's shareholders are expected to evaluate the detailed factual information requested and to use the information in casting their vote on ratification.

Finally, the Proponent again asks the staff to consider its 2001 decision in connection with *The Walt Disney Company* (Dec. 18, 2001) no-action request, which the Proponent also cited in its March 23, 2012 letter to the staff. Contrary to the Proponent's contention, it is not the case that, in connection with the *Disney* no-action request, the staff addressed a proposal "relating to the same subject matter" as the Proponent's Proposal. The *Disney* proposal requested the company's board of directors to adopt a policy that Disney's auditors be permitted to provide the company only with audit services and not non-audit services. The *Disney* subject matter is by no means "the same" as the Proponent's request for an Audit Firm Independence Report that would provide to the Company's shareholders extensive and detailed factual information concerning a variety of

Company policies and procedures. The Proponent's attempt to link the two proposals is misguided, since the two proposals are easily distinguishable on their face and in their import, as the staff undoubtedly recognized when it previously considered this argument. The Proponent also again refers to the Public Company Accounting Oversight Board's Concept Release on Auditor Independence and Audit Firm Rotation cited in the Proponent's March 23, 2012 letter, claiming that the concept release elevates the subject matter of the Proposal to "a significant policy issue that transcends the scope of the 'ordinary business' basis for exclusion." We believe that the staff correctly distinguished the subject matter of the Proposal – a demand for detailed information about wide-ranging Company policies and practices concerning the auditor engagement – from the subject matter of the concept release. We also disagree with the Proponent's assertion that the existence of the concept release implies that the applicable subject matter "focus[es] on sufficiently significant social policy issues (*e.g.*, significant discrimination matters)" that it "would transcend....day-to-day business matters," which is the standard articulated in Exchange Act Release 34-40018 (May 21, 1998). A request for an Audit Firm Independence Report to disclose information of the nature described in the Proposal does not implicate any "sufficiently significant social policy issue" that should give cause to the staff to reconsider its position.

THE PROPONENT HAS NOT MET THE HIGH STANDARD FOR COMMISSION REVIEW

Section 202.1(d) of the SEC Rules of Practice provides that "[t]he staff, upon request or on its own motion, will generally present questions to the Commission which involve matters of substantial importance and where the issues are novel or highly complex, although the granting of a request for an informal statement by the Commission is entirely within its discretion." As a general matter, requests for Commission review are infrequently made and more infrequently granted. The matters to which the Proponent's Proposal relates do not satisfy the standards for Commission review. The staff correctly determined to adopt a no-action position with respect to the Proposal on the grounds that it relates to ordinary business operations. Indeed, the staff has considered such a substantial number of proposals relating to audit firms that the staff has developed the general position discussed above that "[p]roposals concerning the selection of independent auditors or, more generally, the management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." In light of the foregoing, we believe that no novel or complex issues are raised by the Proposal, and the Proponent's request does not meet the high standard under which requests for Commission review are evaluated.

TIMING CONSIDERATIONS

The Company intends to hold its 2012 Annual Meeting of Stockholders on or about July 13, 2012. As a result, the Company plans to file and print its proxy materials no later than May 24, 2012, and in finalizing its proxy materials, the Company intends to exclude the Proposal in reliance on the staff no-action letter. The Proponent had the opportunity to make its case through the no-action letter process. After failing to do so, it waited nearly two weeks to submit its request for review. The Company complied with Rule 14a-8 in all respects, including the Rule's timeliness requirements. It should not be penalized because the Proponent waited too long to request reconsideration and Commission review of the staff no-action letter. Accordingly, we urge the staff to reject the request and to conclude this matter as expeditiously as possible.

CONCLUSION

Grants of Commission review of staff no-action responses under Rule 14a-8 are discretionary and reserved for "matters of substantial importance and where the issues are novel or highly complex." No such issues are presented by the Proposal. The Proponent's request merely repeats the arguments submitted by the Proponent in connection with the original Company no-action request. The staff has already considered those arguments and correctly concluded that they are not persuasive. Because the Proponent's request does not meet the high standard under which requests for Commission review are evaluated, the Company recommends that the staff deny the request. In the alternative, for the foregoing reasons and the reasons presented in the Company no-action request, if the staff decides to grant the Proponent's request, the Company urges the Commission to uphold the staff's position as expressed in the staff no-action letter.

In accordance with *Staff Legal Bulletin No. 14F*, Part F (Oct. 18, 2011), we request that the staff send its response to this letter to the undersigned by e-mail at richard.parrino@hoganlovells.com.

Very truly yours,



Richard J. Parrino

Partner
(D) 202.637.5530
richard.parrino@hoganlovells.com

cc: Janet B. Wright
Vice President-Corporate, Securities & Finance Counsel
Dell Inc.

Edward J. Durkin
United Brotherhood of Carpenters Pension Fund

\\NORTHVA - 036661/000002 - 525978 v5



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[Sent electronically to shareholderproposals@sec.gov]

May 16, 2012

Thomas Kim
Chief Counsel and Associate Director
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Staff Reconsideration by Division of Corporation Finance of the Staff No-Action Letter to Dell, Inc. Company (May 3, 2012) and Submission of the Dell, Inc. No-Action Letter to the Full Commission for Review

Dear Mr. Kim:

On May 3, 2012, the Division of Corporation Finance staff ("Staff") issued a no-action letter ("No-Action Letter") to Dell, Inc. ("Dell" or "Company") advising that the Staff would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") if the Company omits from its proxy statement for its 2012 annual meeting a shareholder proposal titled "Audit Firm Independence Report Proposal" ("Proposal") submitted by the United Brotherhood of Carpenters Pension Fund ("Carpenter Fund" or "Fund") pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended. We respectfully request that the Staff reconsider its decision in the Dell No-Action Letter or alternatively submit its decision to the full Commission for review pursuant to Part 202.1(d) of Section 17 of the Code of Federal Regulations. These requests to the Division of Corporation Finance are being joined in the interests of expediting reconsideration and review of the No-Action Letter. A copy of this Request for Staff Reconsideration and Commission Review is simultaneously being sent to Dell and its outside counsel.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

The Audit Firm Independence Report Proposal

The Audit Firm Independence Report Proposal, a copy of which is attached as Exhibit A, requests that the Company's audit committee prepare a report for shareholders that contains several items of disclosure related to processes and practices undertaken by the audit committee to preserve and protect the independence of the Company's external audit firm. The Proposal's supporting statement identifies the importance of auditor independence to the effective functioning of our nation's capital markets .

Staff Reconsideration of its DellNo-Action Letter Decision

We urge the Staff to reconsider its No-Action Letter decision, specifically its characterization of the issue addressed by the Proposal. The No-Action Letter identifies the subject matter of the Proposal to be "auditor independence," but then after listing information items requested in the Independence Report states that the Proposal concerns "the selection of the independent auditors or, more generally, management of the independent auditor's engagement." We believe that the No-Action Letter's initial description of the Proposal's subject matter as auditor independence correctly defines the Proposal's subject matter and should be the basis for rejection of the Company's Rule 14a-8(i)(7) "ordinary business" exclusion request.

The Proposal's request for a report with information about the Company and audit firm relationship, such as the tenure of the relationship and associated fees, as well as information regarding those processes and practices undertaken by the audit committee to preserve auditor independence squarely addresses the issue of auditor independence. The Proposal's requested information on the processes and practices undertaken by a company's audit committee to protect auditor independence should not be seen to transform the topic of the Proposal into the selection and management of a company's external audit firm. While boards and audit committees have clearly defined responsibilities with regards to protecting auditor independence, shareholders have important voting responsibilities that are dependent on their access to information such as that requested concerning audit committee actions to protect auditor independence. These information needs are particularly acute when, as is the case at Dell, shareholders are asked to ratify the retention of the external audit firm selected by the audit committee.

We believe that the Staff's rationale for its decisions in the auditor rotation proposal no-action letters cited by the Company to argue for an "ordinary business" exclusion is pertinent to the present Proposal. Company arguments for no-action relief against the auditor rotation proposal focused on the direct imposition upon audit committee auditor retention and relationship management responsibilities associated with a mandated audit firm rotation requirement. In this instance, the

Proposal simply requests basic information about the Company and audit firm relationship, and practices to protect auditor independence. Full compliance with the Proposal's information requests would in no manner effect, limit, or dictate any aspects of the audit committee's responsibilities to select the Company's external audit firm or manage the audit firm relationship.

It is well established in our system of corporate governance that shareholders have rights and duties to protect their investment interests through the informed exercise of their voting rights. The audit firm retention and management responsibilities of an audit committee should not be a basis for precluding shareholder initiatives, including the submission of shareholder proposals, designed to procure information that will allow for the informed exercise of shareholder voting rights on matters related to auditor independence. The Staff's No-Action Letter decision does exactly that.

There are two shareholder voting contexts in which the information requested in the Proposal's Independence Report is critically important: the election of directors and the ratification of the selection of the external audit firm. A corporation's board members are shareholder representatives with fiduciary obligations to act in the corporation's and shareholders' best interests. In director elections, shareholders are presented with certain prescribed disclosure on a range of topics including individual nominee qualifications, corporate governance provisions, and executive compensation, but they also have important rights to seek additional information that will enable them to exercise their voting rights on a more informed basis. Further, many corporations, including Dell, include an auditor ratification vote in their annual proxy statement, with little information provided for shareholder consideration. [1] Given the paucity of information typically provided shareholders in auditor ratification proposals, the requested information outlined in the Proposal is vitality important to providing shareholders a meaningful voting right in this context.

In considering our request for Staff reconsideration, the Staff should consider its no-action decision in *The Walt Disney Company* (Dec. 18, 2001) in which the Staff addressed a proposal relating to the same subject matter, auditor independence, as that presented by the Proposal. In *Disney*, the proposal sought to enhance auditor independence by requesting that the board of directors adopt a policy that the

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[1] It is common for companies to include a nonbinding auditor ratification vote in their annual proxy and note that while the vote is not required, it is included as "a matter of good corporate governance." It should be noted that the auditor ratification vote is generally the only "routine" voting issue presented on a company's proxy and thus broker voting discretion can be exercised allowing "broker non-votes" to be recognized at the meeting and counted in establishing a meeting quorum.

company's independent auditors only be allowed to provide audit services to the company and not any other type of non-audit services. Disney sought to omit the proposal pursuant to Rule 14a-8(i)(7) on the ground that it related to its ordinary business operations; specifically, that it encroached upon the Board and Audit Committee's discretion to engage its independent auditors. It argued:

> [W]e believe the Commission has recognized the appropriateness of leaving basic responsibility for the maintenance of auditor independence, within the limits adopted in the Commission's rules, to each registrant's board of directors and audit committee.

The proponent in *Disney* rebutted the company's argument in words that we believe apply equally to the instant case:

> The Fund respectfully submits that the Company has confused the ordinary business of "selecting" auditors (see the numerous rulings cited by the Company on pages 3-4 of its letter) with the broad policy sought in the proposal to ensure that whoever the Company selects to be its independent accountant is truly "independent" by removing the potential for conflicts of interest that is created if the accountant renders "other" services to the Company in addition to its audit service.

This same logic supports inclusion of the Proposal. The proposal in *Disney* sought to enhance auditor independence by limiting the provision of non-audit services; the Proposal in the instant case seeks to enhance auditor independence by providing shareholders information regarding the retention and management of the external auditor relationship. With this information in hand, shareholders will be better equipped to make informed decisions in the exercise of their voting rights in director elections and company-sponsored auditor ratification votes.

A further basis for Staff reconsideration of its Rule 14a-8(i)(7) positions in the Dell No-Action Letter is that the subject matter of the Proposal, auditor independence, raises a significant policy issue that transcends the scope of the "ordinary business" basis for exclusion. In determining whether to allow the exclusion of a shareholder proposal as a matter of "ordinary business," the Staff must consider whether the subject matter of the proposal "has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue." *AT&T Inc.* (Feb. 2, 2011). We believe that the Proposal directly relates to a significant policy issue, auditor independence, that is the subject of widespread public debate and therefore should not be excludable under the ordinary business rule. While longstanding, the public and professional debate on the means of enhancing auditor independence is clearly intensifying. In the wake of a severe credit market collapse that saw the unrestrained use of complex, high risk, and poor quality financial products, enhancing auditor independence and investor confidence in the quality of financial reporting is of paramount importance

In the US and international markets, methods to enhance and protect auditor independence are being considered with increasing urgency. In its recent Concept Release entitled "Auditor Independence and Audit Firm Rotation," the Public Company Accounting Oversight Board ("PCAOB") solicited public comment on ways that auditor independence, objectivity and professional skepticism can be enhanced. The Concept Release prompted unprecedented levels of response from a wide range of corporations, audit firms, professional associations, investors and academic representatives.[2] Internationally, the issue of auditor independence is receiving heightened attention by the European Commission and other regulatory bodies.

Request for Commission Review

We combine our request for staff reconsideration of its No-Action Letter decision with a request that the Staff, should it confirm its No-Action Letter decision, bring its No-Action Letter decision to the full Commission for review. Pursuant to Section 202.1(d) of the SEC Rules of Practice, "[t]he staff, upon request or on its own motion, will generally present questions to the Commission which involve matters of substantial importance and where the issues are novel or highly complex." The Fund's Audit Firm Independence Report proposal involves a matter of substantial importance – auditor independence – addressed in a novel manner – the presentation of a range of auditor independence-related information designed to enhance shareholder voting rights - that meets the standard for Commission review.

The public debate on the issue of auditor independence and the best means of enhancing auditor independence that has been stimulated by the PCAOB's Concept Release and related public hearing, along with international actions is broadening and intensifying. Very powerful participants, particularly corporate interests, are fully engaged. The Fund's Proposal represents an important private-ordering approach to the important issue of auditor independence. The Proposal is a mechanism for shareholders to access information on an audit committee's handling of its various responsibilities related to protecting auditor independence, so as to inform their voting and heighten board accountability on the issue of auditor independence.

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[2] As of the close of the comment period on the Concept Release on "Auditor Independence and Audit Firm Rotation," the PCAOB received 659 comment letters from corporations, audit firms, professional associations, investors and academics. Additionally, the PCAOB held a public hearing on March 21-22 on "Firm Independence and Rotation" to gather additional information and ideas on protecting and enhancing audit firm independence.

Conclusion

We respectfully submit that the Proposal's subject matter of "auditor independence" can no longer be considered a matter of "ordinary business" on which shareholders have no right to be heard. Auditor independence is a matter of substantial importance and shareholders have the right to present and vote on shareholder proposals designed simply to provide investors information on the retention of a company's external audit firm by its audit committee and aspects of the management of that relationship. We respectfully request that the Division of Corporation Finance submit the Staff decision to the full Commission for review.

The Carpenter Fund would welcome the opportunity to provide any additional information concerning this Request for Staff Reconsideration and full Commission Review. Please direct correspondence regarding this letter to the undersigned at edurkin@carpenters.org.

Sincerely,



Edward Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters

cc. Janet Wright, V-P Corporate, Securities & Finance
Counsel, Dell, Inc.
Richard J. Parrino, Hogan Lovells US LLP

EXHIBIT A

Audit Firm Independence Report Proposal

Auditor independence is the foundation for investor confidence in financial reporting. The Public Company Accounting Oversight Board (PCAOB) describes auditor independence as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," an attitude that includes a questioning mind and a critical assessment of audit evidence. An auditor must conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

In a system in which corporate audit clients pay for-profit accounting firms to audit their financial statements, every effort must be made to protect auditor independence. Long-term auditor-client relationships are common, with the average auditor tenure at the largest 100 U.S. companies averaging 28 years, and 21 years at the 500 largest companies. Proxy data indicates that Dell, Inc. ("Company") has retained PricewaterhouseCoopers LLP as its outside auditor since 1986, and paid $162,000,000 in total fees to the audit firm over the last 10 years alone.

Given the lengthy relationship between the Company and PricewaterhouseCoopers LLP, we believe the Board's Audit Committee should provide shareholders the following information to provide insight into the auditor–client relationship and efforts undertaken to protect auditor independence.

Therefore, Be it Resolved: That the shareholders of Dell, Inc. request that its Board Audit Committee prepare and disclose to Company shareholders an annual Audit Firm Independence Report that provides the following:

1. Information concerning the tenure of the Company's audit firm if such information is not already provided, as well as the aggregate fees paid by the Company to the audit firm over the period of its engagement;

2. Information as to whether the Board's Audit Committee has a policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement, and if not, why;

3. Information regarding the mandated practice of lead audit partner rotation that addresses the specifics of the process used to select the new lead

partner, including the respective roles of the audit firm, the Board's Audit Committee, and Company management;

4. Information as to whether the Board's Audit Committee has a policy or practice of assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company; and

5. Information regarding additional policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Board's Audit Committee to protect the independence of the Company's audit firm.